

21001348

SEC SECU
Mail Processing
Section
FEB 17 2021
Washington DC
416

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-53557 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

                                MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 NW Briarcliff Parkway, Suite 700

(No. and Street)

| Kansas City | MO | 64116 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Tomlinson                                       (816) 285-6400

                                                   (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

| 1201 Walnut St., Suite 2200 | Kansas City | MO | 64106 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Jennifer Tomlinson _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Tradebot Systems, Inc. _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

/Signature

CFO

Title

_____
Notary Public

JODIE LYNN SCHULTZ
My Commission Expires
May 1, 2023
Platte County
Commission #19058546

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**GRANT THORNTON LLP**
1201 Walnut St., Suite 2200
Kansas City, MO 64106-2176

**D** +1 816 412 2400
**F** +1 816 412 2404

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Tradebot Systems, Inc.

## Opinion on the financial statement

We have audited the accompanying statement of financial condition of Tradebot Systems, Inc. (a Missouri corporation) (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

**Basis for opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Grant Thornton LLP*

We have served as the Company's auditor since 2013.

Kansas City, Missouri
February 12, 2021

**TRADEBOT SYSTEMS, INC.**

**STATEMENT OF FINANCIAL CONDITION**

December 31, 2020

## ASSETS

| | |
|---|---:|
| CURRENT ASSETS | |
| Cash and cash equivalents | $ 87,573,822 |
| Receivables from brokers, dealers, and clearing organizations | 5,810,626 |
| Trading securities | 4,144,249 |
| Prepaid and other current assets | 421,836 |
| TOTAL CURRENT ASSETS | 97,950,533 |
| | |
| PROPERTY AND EQUIPMENT, at cost | |
| Computer equipment and software | 15,395,642 |
| Aircraft | 6,754,034 |
| Leasehold improvements | 2,424,540 |
| Office furniture and fixtures | 546,670 |
| | 25,120,886 |
| Less accumulated depreciation and amortization | (20,672,241) |
| NET PROPERTY AND EQUIPMENT | 4,448,645 |
| | |
| OTHER ASSETS | 5,283,448 |
| | |
| TOTAL ASSETS | $ 107,682,626 |

## LIABILITIES

| | |
|---|---:|
| CURRENT LIABILITIES | |
| Securities sold, not yet purchased | $ 4,034,037 |
| Accounts payable | 3,562,545 |
| Accrued expenses and other current liabilities | 398,654 |
| Income taxes payable | 320,208 |
| TOTAL CURRENT LIABILITIES | 8,315,444 |
| | |
| TOTAL LIABILITIES | 8,315,444 |

## STOCKHOLDER'S EQUITY

| | |
|---|---:|
| COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000 | 1,000 |
| RETAINED EARNINGS | 99,366,182 |
| TOTAL STOCKHOLDER'S EQUITY | 99,367,182 |
| | |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 107,682,626 |

# TRADEBOT SYSTEMS, INC.

## NOTES TO FINANCIAL STATEMENT

**( 1 )**   <u>**Summary of significant accounting policies**</u>

**Nature of business** – Tradebot Systems, Inc. (the Company) uses internally developed automated software and proprietary valuation models to execute securities trades for its own account, which allows the Company to reinvest the same dollar-at-risk many times per trading day. The Company trades for its own account and does not execute or handle customer funds or securities transactions. The Company executes its trades on electronic stock exchanges and other alternative trading systems (Trading Venues).

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and a member of the Cboe BZX Exchange, Cboe BYX Exchange, Cboe EDGA Exchange, Cboe EDGX Exchange, MEMX, NYSE Chicago, NASDAQ BX, NASDAQ PHLX, NASDAQ Stock Market, New York Stock Exchange, NYSE Arca, NYSE National, and NYSE American. The Company is a member of the National Securities Clearing Corporation and Depository Trust & Clearing Corporation and self clears substantially all securities transactions.

**Use of estimates** – The preparation of financial statement in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

**Cash and cash equivalents** – Cash and cash equivalents include unrestricted deposit accounts held with banks and broker dealers.

**Trading securities** – Trading securities, which represent exchange traded equities, are recorded at fair value, held overnight, and are generally liquidated on the following trading day. Securities transactions are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition as receivables from brokers, dealers, and clearing organizations and accounts payable, respectively.

**Receivables from brokers, dealers, and clearing organizations and credit losses** – The Company accounts for credit losses on financial assets measured at amortized cost basis in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company's *Receivables from brokers, dealers, and clearing organizations* primarily include amounts receivable from unsettled trading activity and securities failed to deliver. The Company's trades are self-cleared and settled daily on their contractual settlement date, resulting in credit exposures of a very short duration. The receivables also include liquidity rebates due from various Trading Venues. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As a result, the Company has not recorded a credit loss allowance on these receivables.

**Concentration of credit risk** – Financial instruments that potentially subject the Company to credit risk consist primarily of cash, cash equivalents, and receivables.

Summary of significant accounting policies (continued)

The Company maintains cash with various financial institutions and brokerage firms which are in excess of the federal depository insurance limit and other regulatory insurance limits. The Company has evaluated these credit risks as of December 31, 2020, and has not recorded any credit losses. Any losses related to uninsured balances could have a material adverse effect on the Company's statement of financial condition.

The Company's receivables consist primarily of proceeds due from unsettled trading activity and liquidity rebates due from various Trading Venues. Liquidity rebates are received net of trading fees due to the same counterparties.

**Property and equipment** – Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method to the estimated residual value over the estimated useful lives of the assets, which range from three to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the lesser of the estimated useful lives of the assets or the remaining lease term.

**Other assets** – Included in other assets are deposits with clearing organizations.

**Software development costs** – All costs incurred in the development and maintenance of the proprietary trading software have been expensed as incurred due to the frequency of modification to the underlying code and the useful life of such upgrades being less than one year at any point in time.

**Income taxes** – The Company has elected to be an S Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the taxable income.

In 2008, the Company began operations in Kansas City, Missouri. As this jurisdiction does not recognize the flow through tax treatment of an S Corporation, the Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of ASC 740, *Income Taxes,* under which state and local deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities in this jurisdiction using tax rates expected to be in effect during the years in which the basis differences reverse.

The Company has no uncertain income tax positions.

**Subsequent events** – The Company has evaluated subsequent events through the date the financial statement was issued and determined there were no such events to report.

( 2 )　**Income taxes**

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2017.

The Company follows the provisions related to uncertain tax positions as addressed in ASC 740. The Company has not identified any tax position at December 31, 2020 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility and therefore has not recorded any related liability. The Company had no accruals for interest and penalties at December 31, 2020.

### Income taxes (continued)

The Company had no temporary differences recorded as of December 31, 2020. There are no significant differences between the statutory and effective tax rates.

**( 3 )**    **Fair value of financial instruments**

The Company records financial instruments at fair value on the statement of financial condition. The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* issued by the FASB defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

> Level I — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
>
> Level II — Inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly. Level II inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
>
> Level III — Unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. These inputs may include internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The fair value of the Company's cash, cash equivalents, and operating accounts receivable and payable approximate fair value due to their short term nature. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis.

<u>Fair value of financial instruments</u> (continued)

Trading securities – Domestic securities traded on a national stock exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified within Level I. These securities represent a wide range of industries.

Securities sold, not yet purchased – Securities sold, not yet purchased reflect short positions in exchange traded equities and are valued based on the closing price (last sales price) of the underlying security. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified within Level I. These securities represent a wide range of industries.

The following table summarizes the valuation of the Company's financial instruments that are recorded at fair value on a recurring basis by ASC 820 pricing observability levels as of December 31, 2020:

| | Level I | Level II | Level III | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Trading securities (Equity securities) | $ 4,144,249 | $ - | $ - | $ 4,144,249 |
| Liabilities: | | | | |
| Equity securities sold, not yet purchased | $ 4,034,037 | $ - | $ - | $ 4,034,037 |

( 4 ) <u>Agreement to pledge</u>

The Company has a $50 million uncommitted collateralized financing facility (Facility) with its clearing bank. The Facility is designed as a repurchase agreement to mitigate potential market and liquidity risks associated with self-clearing. The Facility can be collateralized with cash, treasuries or trading securities. The Facility remains in full force and effect until either party provides written notice of termination. There were no amounts outstanding on or pledged to the Facility as of December 31, 2020.

( 5 ) <u>Related party transactions</u>

The Company's sole stockholder owns 100% of the outstanding equity of Tradebot Group, LLC (Group), a management company. During the year ended December 31, 2020, Group reimbursed the Company for certain payments the Company made on behalf of Group for certain expenses, including salaries and overhead. As of December 31, 2020, the Company had no accounts receivable or payable from Group.

The Company's sole stockholder also owns 100% of the outstanding equity of Tradebot Ventures, Inc. (Ventures), a venture capital firm. As of December 31, 2020, the Company had no accounts receivable or payable and had prepaid expenses of $159,938 from Ventures and its subsidiaries.

( 6 ) <u>Commitments and Contingencies</u>

**Operating leases** – The Company leases its office space under a short term operating lease that expires in 2021. The future minimum rental payments required under this operating lease are $450,677 in 2021.

**NOTES TO FINANCIAL STATEMENT**

## Commitments and Contingencies (continued)

**Contingencies** – From time to time the Company may be subject to various regulatory inquiries and investigations, legal proceedings, and claims that arise in the normal course of business. These matters could result in the imposition of penalties or fines. In assessing loss contingencies related to such matters or unasserted claims that may result in such proceedings, the Company, with assistance of its legal counsel, evaluates the perceived merits of such inquiries or proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. When it is probable a liability has been incurred at the financial statement date and the Company can reasonably estimate the amount of the loss, the Company accrues the estimated loss. If the assessment indicates that a material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. As of December 31, 2020, the Company had no amounts accrued for loss contingencies.

## ( 7 )  Net capital requirements and other regulatory matters

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The SEC's requirements also provide that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $250,000 in 2020.

At December 31, 2020, the Company had regulatory net capital of $91,983,012 which was $91,697,585 in excess of the required net capital.